FOR IMMEDIATE RELEASE



         EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS
                           ENDED DECEMBER 31, 1998

          THIRD QUARTER REVENUES INCREASE 50% TO L121.5 MILLION
                             ($201.7 MILLION)

       THIRD QUARTER PROFIT BEFORE TAX INCREASES 64% TO L51.3 MILLION
                             ($85.2 MILLION)


LONDON, FEBRUARY 25, 1999 -- Eidos plc (NASDAQ: EIDSY), one of Europe's largest publishers and developers of entertainment software, announced today results for the three and nine months ended December 31, 1998. Revenues for the quarter were L121.5 million ($201.7m), up from L81.3 million for the corresponding period last year. On a US GAAP basis the Company's profit before tax for the quarter ended December 31, 1998 was L46.1 million ($76.6m) compared to L29.1 million for 1997, yielding an earnings per share of L1.63 ($2.70), compared to L1.08 in the corresponding period last year.

Commenting on Eidos' current trading and future prospects, Ian Livingstone, Chairman, stated, "We look forward to building on the Company's exceptional performance with a consistent pipeline of premium releases in the final quarter of our current fiscal year and beyond. The current quarter sees the release of Akuji: The Heartless, Gex III: Deep Cover Gecko, Warzone 2100, UEFA Champions League, FA Manager, Official Formula 1 Racing and Championship Manager 3, sequel to the UK's most successful PC CD game of 1997. The first two of these products being further releases from Crystal Dynamics which was acquired on November 5, 1998.

The UEFA Champions League, FA Manager and Official Formula 1 Racing should prove valuable additions to our catalogue of successfully branded sports titles.

We believe that our release schedule is one of the strongest in the industry, with other releases for 1999 to include Legacy of Kain: Soul Reaver, Daikatana, Omikron, Braveheart, Urban Chaos and a further iteration from the Tomb Raider franchise. Advance coverage of these titles in the speciality press has been very encouraging. We are also delighted to have signed recently a publishing agreement with Elixir Studios to supplement further our future release schedule. In addition, Eidos' new service Eidosnet, will provide high quality multi-player computer gaming across the internet.

Our programme of structured and controlled investment in product development and selected high profile licenses is designed to ensure that the depth and quality of the release schedule is maintained. We believe that the integrity of our publishing decisions will continue to translate into successful growth for the Group."

Charles Cornwall, Chief Executive Officer, added, "Our third quarter results have once again surpassed expectations with turnover for the nine month period increasing from L103 million to L169 million, and operating profits up from L13 million to L36 million. Our sustained growth in revenues and earnings is firmly underpinned by our clear focus on the high quality of titles published. We remain confident that this approach maximises our ability to build sustained shareholder value."

EIDOS PLC: ANNOUNCES THIRD QUARTER RESULTS                               PAGE 2



                                  --------------------------------------- ------------------------------------------
                                                 US GAAP                                     US GAAP
                                           THREE MONTHS ENDED                            NINE MONTHS ENDED
                                               DECEMBER 31                                  DECEMBER 31
                                     ---------------------- -----------         -----------------------  -----------
                                            1998                 1997                     1998                1997
                                    ----------------------    -----------        -----------------------  ----------
                                      $000*        L000           L000             $000*        L 000          L000
                                    -----------   ----------   -----------      ----------  -----------  -----------

NET SALES                               201,732       121,525       81,252        280,724       169,111     103,069
EBITDA                                   83,287        50,173       32,064         63,307        38,137       5,119
PROFIT BEFORE TAX                        76,556        46,118       29,093         48,412        29,164     (3,200)
NET INCOME                               46,193        27,827       18,270         26,568        16,005     (7,682)
EARNINGS PER SHARE                        $2.70         L1.63        L1.08          $1.55         L0.94     (L0.45)
DILUTED EARNINGS PER SHARE                $2.31         L1.39        L0.93          $1.40         L0.84     (L0.45)



WEIGHTED AVERAGE SHARES               17,125,579               16,943,355            17,115,781          16,937,132
WEIGHTED AVERAGE
  DILUTED SHARES                      20,275,663               20,030,880            20,199,383          20,035,600
                                      -----------              ----------            -----------         ----------


* THE COMPANY'S FINANCIAL STATEMENTS ARE EXPRESSED IN POUNDS STERLING. REFERENCES TO 'POUNDS STERLING' OR 'L' ARE TO THE CURRENCY OF THE
UNITED KINGDOM AND REFERENCES TO '$', 'US DOLLARS' OR 'US$' ARE TO UNITED STATES CURRENCY. SOLELY FOR CONVENIENCE THIS PRESS RELEASE CONTAINS TRANSLATIONS OF CERTAIN POUNDS STERLING AMOUNTS INTO US DOLLARS AT SPECIFIED RATES. THESE TRANSLATIONS SHOULD NOT BE CONSTRUED AS REPRESENTATIONS THAT THE POUNDS STERLING AMOUNTS ACTUALLY REPRESENT SUCH US DOLLAR AMOUNTS OR COULD BE CONVERTED INTO US DOLLARS AT THE RATE INDICATED OR ANY OTHER RATE. UNLESS OTHERWISE INDICATED, THE TRANSLATIONS OF POUNDS STERLING AMOUNTS INTO US DOLLARS HAVE BEEN MADE AT THE RATE OF $1.66 TO L1.00, THE EXCHANGE RATE PUBLISHED BY DATASTREAM FOR DECEMBER 31, 1998.

RECENT DEVELOPMENTS

- Three months turnover up 50% to L121.5 million ($201.7 million) from L81.3 million
-  Thirteen titles launched in the nine months
-  Seven titles including catalogue achieved sales in excess of 350,000 units
- Tomb Raider III launched on November 20 to considerable acclaim and commercial success
- Three months operating profit up 59% to L49.8 million ($82.6 million) from L31.3 million
- Three months profit before tax up 64% to L51.3 million ($85.2 million) from L31.3 million
-  New offices opened in Japan and Singapore
-  Licence/sponsorship deals signed with UEFA and the English Football
   Association
- Three year distribution deal signed with Japanese publisher Video System for FIA Formula One racing games
-  Publishing agreement signed with London based Elixir Studios
- Eidos and Easynet launch a free of subscription internet service called Eidosnet

EIDOS PLC: ANNOUNCES THIRD QUARTER RESULTS                               PAGE 3


ACQUISITIONS/INVESTMENTS

Eidos holds approximately 15% of the share capital of Opticom ASA, a Norwegian listed company and a leader in the research and development of polymer based optical storage and processing technologies. In common with other technology stocks, the Opticom share price has experienced large fluctuations in the last nine months. These fluctuations caused the market price of Eidos' investment at December 31, 1998 to fall below cost.

The carrying value has been reduced by (pound)3.0 million down to the market price at December 31, 1998. The carrying VALUE had been reduced by (pound)5.3 million at September 30, 1998 and hence there was a write back of (pound)2.3m in the QUARter to December 31, 1998. Under US GAAP both the original charge and the write back have been taken directly to equity. Since that date the share price has recovered substantially and as at February 24, 1999 the market value was significantly higher than cost.

On November 5, 1998, Eidos acquired Crystal Dynamics, Inc., a software developer based in Palo Alto, California. Total consideration was $47.0 million, of which $46.1 million was cash and $0.9 million the assumption of stock options. Eidos' results for the three and nine months ended December 31, 1998 include those of Crystal Dynamics from the date of acquisition. Goodwill arising on the transaction of $49.7 million has been capitalised as an intangible asset and is being amortised in accordance with Eidos' accounting policy. Under US GAAP in the three months ended December 31, 1998, there was an amortisation charge of (pound)1.4 million for Crystal Dynamics as well as a (pound)0.9 million CHARge for amortisation of other goodwill.

During the period offices were opened in Tokyo and Singapore. This is in recognition of the growing importance of those markets for the Company and the increasing demand for the Company's products from the Far East.

UK GAAP FINANCIAL SUMMARY

Eidos reported a profit after tax of (pound)19.2 million for the nine months ended December 31, 1998 compared to (POUnd)8.5 million for the corresponding period last year. This profit is after the non-operating charge of (pound)3.0 milliON TO reflect the fall in the market price of Opticom as at December 31, 1998 in which Eidos has an investment. Turnover increased 64% from (pound)103.1 million to (pound)169.1 million. The earnings per share was 112.3p (or 129.9p EXCluding exceptional items) compared to 50.2p last year. The fully diluted earnings per share was 100.1p compared to 47.1p for the corresponding period of 1997 (this number has been restated in accordance with Financial Reporting Standard No.14).

The net cash outflow from operating activities was (pound)17.5 million compared to (pound)25.0 million in the correspondING period of 1997. This is after Eidos' investment in product development and pure research and development of (pound)29.9 miLLION (1997: (pound)23.1 million).

There were thirteen (1997: seventeen) new games released in the nine months ended December 31, 1998. These included Tomb Raider 3, Deathtrap Dungeon, Final Fantasy VII, Commandos: Behind Enemy Lines, Michael Owen's World League Soccer, Ninja, Gangsters, Thief: The Dark Project, Links 99 and The Unholy War.

Gross margin was 64.7% for the nine months compared to 64.3% for the corresponding period last year. Cost of sales includes royalties paid to developers in excess of development advances paid. Royalty costs in the period were (pound)11.6 million compared to (pound)4.6 million in the corresponding period of 1997 reflecting the success of the titles relEASED this year.

EIDOS PLC: ANNOUNCES THIRD QUARTER RESULTS                               PAGE 4


SELLING AND MARKETING

Advertising costs in the nine months were (pound)15.0 million (8.9% of revenues) compared to (pound)10.6 million (10.3% of revenues) in the corresponding period of 1997. The increase reflects the growing use of TV advertising to promote Eidos' valuable franchises.

The fixed element of selling and marketing costs was (pound)10.9 million compared to (pound)6.8 million in the prior yEAR. Costs have continued to rise in line with the general expansion of Eidos.

RESEARCH AND DEVELOPMENT

Research and development represents the Company's investment in product development of (pound)27.8 million (1997: (POUNd)22.1 million) and pure research and development of (pound)2.1 million (1997: (pound)1.0 million). Product development incLUDES (pound)20.3 million invested in a pipeline of over 40 titles scheduled to be released over the next two years.

GENERAL AND ADMINISTRATIVE

General and administrative costs for the period were (pound)17.4 million or 10.3% of revenues ((pound)15.8 millION Or 9.4% excluding goodwill) compared to (pound)12.5 million or 12.1% of revenues in 1997. The current charge includes (POUNd)1.6m attributable to costs investigating potential acquisitions during the summer.

TAXATION

An estimated tax charge of (pound)13.2 million has been applied to the profit on ordinary activities of (pound)32.4 milLION. This reflects the projected underlying tax rate for the year to March 31, 1999, adjusted to exclude exceptional items.

Eidos plc is one of Europe's largest publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PlayStation and multimedia PC markets in the US, the UK, Europe and Asia. The Company's shares are traded on the NASDAQ Stock Market under the symbol EIDSY.

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE MAY BE DEEMED FORWARD-LOOKING THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED IN SUCH FORWARD LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE WORLD-WIDE BUSINESS AND INDUSTRY CONDITIONS, INCLUDING CONSUMER BUYING AND RETAILER ORDERING PATTERNS, PRODUCT DELAYS, CHANGES IN RESEARCH AND DEVELOPMENT SPENDING, COMPANY CONSUMER RELATIONS, IN PARTICULAR, LEVELS OF SALES TO MASS MERCHANTS , RETAIL ACCEPTANCE OF THE COMPANY'S PUBLISHED AND THIRD-PARTY TITLES, COMPETITIVE CONDITIONS AND OTHER RISKS DETAILED, FROM TIME TO TIME, IN THE COMPANY'S SEC FILINGS, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S FORM 20-F FOR THE PERIOD ENDED MARCH 31, 1998.

                                   # # #

CONTACT:
--------
Charles Cornwall, CEO:                                      011 44 181 636 3000
Jeremy Lewis, CFO:                                          011 44 181 636 3000
Ryan Barr/Chris Plunkett, Brainerd Communicators:           212 986 6667
Neil Camp/ Lisa Kramer, Binns & Co:                         011 44 171 786 9600

                                EIDOS PLC
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  RECONCILED  TO US GAAP FOR THE THREE
               AND NINE MONTHS  ENDED  DECEMBER 31, 1998
                               (UNAUDITED)


                                         THREE MONTHS ENDED DECEMBER 31,     NINE MONTHS ENDED DECEMBER 31,
                                         --------------------------------   --------------------------------
UK GAAP                                       1998        1998       1997        1998        1998       1997
                                              $000        L000       L000        $000        L000       L000
TURNOVER ..CONTINUING OPERATIONS           201,732     121,525     81,252     280,724     169,111    103,069
Cost of goods sold                         (61,852)    (37,260)   (27,674)    (99,207)    (59,763)   (36,802)
                                         ---------- ----------  ---------- ----------  ----------  ----------
GROSS PROFIT                               139,880      84,265     53,578     181,517     109,348     66,267

Selling and marketing                      (22,329)    (13,451)   (10,840)    (42,997)    (25,902)   (17,429)
Research and development                   (22,928)    (13,812)    (7,100)    (49,702)    (29,941)   (23,072)
General and administrative                 (11,997)     (7,227)    (4,319)    (28,801)    (17,350)   (12,513)
                                         ---------- ----------  ---------- ----------  ----------  ----------
OPERATING EXPENSES                         (57,254)    (34,490)   (22,259)   (121,500)    (73,193)   (53,014)
                                         ---------- ----------  ---------- ----------  ----------  ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE
INTEREST                                    82,626      49,775     31,319      60,017      36,155     13,253

Amounts written off investments              3,735       2,250          -     (4,980)     (3,000)          -
Profit on sale of operations                     -           -        500           -           -        500
Net interest and similar charges            (1,183)       (713)      (502)    (1,280)       (771)       (767)
                                         ---------- ----------  ---------- ----------  ----------  ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE
TAX                                         85,178      51,312     31,317      53,757      32,384     12,986

TAXATION                                   (30,363)    (18,291)   (10,823)    (21,844)    (13,159)    (4,482)
                                         ---------- ----------  ---------- ----------  ----------  ----------
NET PROFIT AFTER TAX (PREPARED UNDER
UK GAAP)                                    54,815      33,021     20,494      31,913      19,225      8,504
                                         ---------- ----------  ---------- ----------  ----------  ----------
EARNINGS PER SHARE                          320.0c      192.8p     121.0p      186.4c      112.3p      50.2p
FULLY DILUTED EARNINGS PER SHARE            273.1c      164.5p     103.9p      166.2c      100.1p      47.1p

RECONCILIATION TO US GAAP

NET PROFIT AFTER TAX (PREPARED UNDER
UK GAAP)                                    54,815      33,021     20,494      31,913      19,225      8,504
Amortisation of goodwill                    (1,280)       (771)    (2,224)     (6,718)     (4,047)    (6,061)
In process research and development
                                            (3,607)     (2,173)         -      (3,607)     (2,173)         -
Amounts written off investments             (3,735)     (2,250)         -       4,980       3,000          -
Computer games software                          -           -          -           -           -    (10,125)
                                         ---------- ----------  ---------- ----------  ----------  ----------
NET INCOME/(LOSS) IN ACCORDANCE WITH
US GAAP                                     46,193      27,827     18,270      26,568      16,005     (7,682)
                                         ---------- ----------  ---------- ----------  ----------  ----------
EARNINGS/(LOSS) PER SHARE IN
ACCORDANCE WITH US GAAP
BASIC                                       269.8c      162.5p     107.8p      155.2c       93.5p    (45.4p)
DILUTED                                     230.6c      138.9p      92.8p      139.6c       84.1p    (45.4p)
                                         ---------- ----------  ---------- ----------  ----------  ----------

NOTES:
1. The UK GAAP fully diluted earnings per share for the three and nine months ended December 31, 1997 has been restated in accordance with Financial Reporting Standard No.14.
2. The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the UnitedKingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.66 to L1.00, the exchange rate published by Datastream for December 31, 1998.

EIDOS PLC
CONSOLIDATED BALANCE SHEETS RECONCILED TO US GAAP

                                                                                                  March 31,
UK GAAP                                                            DECEMBER 31, 1998                   1998
                                                                      (UNAUDITED)                 (restated)
                                                                      $000            L000             L000
FIXED ASSETS
Intangible assets (net of amortisation of(pound)1,513,000)          47,149          28,403                -
Tangible assets                                                     10,509           6,331            6,734
Investments                                                         15,212           9,164           11,582
                                                                  --------        --------         --------
Total fixed assets                                                  72,870          43,898           18,316
                                                                  --------        --------         --------
CURRENT ASSETS
Stocks                                                              10,752           6,477            5,118
Debtors                                                            197,636         119,058           30,770
Cash at bank and in hand                                             3,933           2,369           42,513
                                                                  --------        --------         --------
TOTAL CURRENT ASSETS                                               212,321         127,904           78,401

CREDITORS: AMOUNT FALLING DUE WITHIN ONE YEAR                    (127,671)        (76,910)         (26,327)
                                                                  --------        --------         --------
NET CURRENT ASSETS                                                  84,650          50,994           52,074
                                                                  --------        --------         --------
TOTAL ASSETS LESS CURRENT LIABILITIES                              157,520          94,892           70,390
                                                                  --------        --------         --------
CREDITORS DUE AFTER MORE THAN ONE YEAR:
US $50 million convertible bonds                                  (48,711)        (29,344)         (28,995)
Other creditors                                                    (7,151)         (4,308)            (459)
                                                                  --------        --------         --------
                                                                  (55,862)        (33,652)         (29,454)
                                                                  --------        --------         --------
NET ASSETS                                                         101,658          61,240           40,936
                                                                  --------        --------         --------
                                                                  --------        --------         --------

CAPITAL AND RESERVES
Called up share capital                                              2,850           1,717            1,711
Share premium account                                               82,257          49,552           49,349
Other reserves                                                       1,173             707              167
Profit and Loss account                                             15,378           9,264         (10,291)
                                                                  --------        --------         --------
SHAREHOLDERS' FUNDS                                                101,658          61,240           40,936
                                                                  --------        --------         --------
                                                                  --------        --------         --------

RECONCILIATION TO US GAAP

Shareholders' funds (prepared under UK GAAP)                       101,658          61,240           40,936
Goodwill                                                            32,269          19,439           19,605
Less in process research and development                           (3,607)         (2,173)                -
Less amortisation                                                 (27,284)        (16,436)         (12,388)
Deferred tax                                                         3,325           2,003            2,003
                                                                  --------        --------         --------
SHAREHOLDERS' FUNDS IN ACCORDANCE WITH
US GAAP                                                            106,361          64,073           50,156
                                                                  --------        --------         --------
                                                                  --------        --------         --------

NOTES:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The balance sheet at March 31, 1998 has been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                 Nine months
                                                                                                       ended
                                                                     NINE MONTHS ENDED         December, 31
                                                                     DECEMBER 31, 1998                  1997
                                                                    $000              L000              L000
                                                                --------          --------          --------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                       (29,004)          (17,472)          (24,952)
                                                                --------          --------          --------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                  2,586             1,558               869
Dividend income received                                             206               124                 -
Expenses paid in connection with bond issue                            -                 -            (1,102)
Bond interest paid                                                (1,579)             (951)             (563)
Other interest paid                                               (1,044)             (629)             (171)
Interest paid on finance leases                                     (166)             (100)             (118)
                                                                --------          --------          --------
                                                                       3                 2            (1,085)
                                                                --------          --------          --------
TAXATION
UK tax paid                                                       (3,098)           (1,866)             (609)
Overseas tax paid                                                (11,163)           (6,725)             (723)
Overseas tax repaid                                                4,907             2,956                 -
                                                                --------          --------          --------
                                                                  (9,354)           (5,635)           (1,332)
                                                                --------          --------          --------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                 (3,028)           (1,824)           (4,572)
Sale of tangible fixed assets                                        125                75                 3
Purchase of other investments                                       (946)             (570)          (11,824)
                                                                --------          --------          --------
                                                                  (3,849)           (2,319)          (16,393)
                                                                --------          --------          --------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                              (25,232)          (15,200)                 -
Purchase of associated undertakings                                    -                 -              (166)
Cash acquired with subsidiary undertakings                           762               459                 -
Sale of business held for resale                                       -                 -               500
                                                                --------          --------          --------
                                                                 (24,470)          (14,741)              334
                                                                --------          --------          --------

NET CASH OUTFLOW BEFORE FINANCING                                (66,674)          (40,165)          (43,428)

FINANCING
Issue of ordinary share capital                                      347               209                 -
Expenses paid in connection with share issue                           -                 -              (140)
Proceeds from bond issue                                               -                 -            30,864
Repayment of principal under finance leases                       (1,038)             (625)             (704)
                                                                --------          --------          --------
                                                                    (691)             (416)           30,020
                                                                --------          --------          --------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                        (67,365)          (40,581)          (13,408)
                                                                --------          --------          --------
                                                                --------          --------          --------

NOTES:
1. Net cash outflow from operating activities is derived from operating profit of L36,155,000 (1997: L13,253,000) adjusted for depreciation of L2,475,000 (1997:L)1,991,000), goodwill amortisation and Write-offs of L1,680,000 (1997:Lnil) and an increase in working capital of L57,782,000 (1997:L40,196,000).

      EIDOS PLC STATISTICAL INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 1998

                           GEOGRAPHICAL REVENUE MIX
                                 (UNAUDITED)

                                                        Quarter

                                  December 31, 1998                         December 31, 1997
                                     L000s           % of Total                L000s          % of Total
North America                       43,814                36.1%               31,589               38.9%
UK/Europe                           71,725                59.0%               46,121               56.8%
Rest of World                        5,986                 4.9%                3,542                4.3%
                               -----------          -----------          -----------         -----------
Total net revenues                 121,525               100.0%               81,252              100.0%
                               -----------          -----------          -----------         -----------

                                                      Nine Months

                                  December 31, 1998                         December 31, 1997
                                     L000s           % of Total                L000s          % of Total
North America                       60,570                35.8%               37,677               36.5%
UK/Europe                          100,122                59.2%               60,568               58.8%
Rest of World                        8,419                 5.0%                4,824                4.7%
                               -----------          -----------          -----------         -----------
Total net revenues                 169,111               100.0%              103,069              100.0%
                               -----------          -----------          -----------         -----------

                              Percentage Increase           Percentage Increase
                                    Quarter                     Nine Months
North America                        38.7%                         60.8%
UK/Europe                            55.5%                         65.3%
Rest of World                        69.0%                         74.5%
                                  -----------                   -----------
Total net revenue                    49.6%                         64.1%
                                  -----------                   -----------

                                       PLATFORM REVENUE MIX (GAMES REVENUE ONLY)
                                                      (UNAUDITED)
                                                        Quarter

                                  December 31, 1998                         December 31, 1997
                                     L000s           % of Total                L000s          % of Total
Console                             82,936                68.7%               55,382               68.9%
PC                                  37,786                31.3%               25,034               31.1%
                               -----------         ------------          -----------         -----------
Total net revenues                 120,722               100.0%               80,416              100.0%
                               -----------         ------------          -----------         -----------

                                                      Nine Months

                                  December 31, 1998                         December 31, 1997
                                     L000s           % of Total                L000s          % of Total
Console                            100,310                60.3%               63,374               63.1%
PC                                  66,134                39.7%               36,995               36.9%
                               -----------          -----------          -----------         -----------
   Total net revenues              166,444               100.0%              100,369              100.0%
                               -----------          -----------          -----------         -----------

                              Percentage Increase           Percentage Increase
                                    Quarter                     Nine Months
Console                              49.7%                         58.3%
PC                                   50.9%                         78.8%
                                  -----------                   -----------
Total net revenues                   50.1%                         65.8%
                                  -----------                   -----------